UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 31, 2019

Commission File Number: 001-31368

SANOFI
(Translation of registrant’s name into English)

54, rue La Boétie, 75008 Paris, FRANCE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ☐

Settlement Agreement and General Release

On October 30, 2019, Sanofi entered into a Settlement Agreement and General Release with UMB Bank, N.A., in its capacity as trustee of an express trust for the benefit of each and every holder of one or more contingent value rights issued in connection with Sanofi’s acquisition of Genzyme Corporation under that certain Contingent Value Rights Agreement, dated March 30, 2011, by and between Sanofi and the predecessor trustee, American Stock Transfer & Trust Company, LLC, attached hereto as Exhibit 10.1, which is incorporated herein by reference.

On October 31, 2019, Sanofi issued the press release attached hereto as Exhibit 99.1, which is incorporated herein by reference.

Exhibit List

Exhibit No.	Description

Exhibit 10.1	Settlement Agreement and General Release, dated as of October 30, 2019, by and between UMB Bank, N.A., and Sanofi.

Exhibit 99.1	Press release dated October 31, 2019: Sanofi: Sanofi announces settlement agreement related to Contingent Value Rights (CVRs) Litigation.

Exhibit Index

Exhibit No.	Description

Exhibit 10.1	Settlement Agreement and General Release, dated as of October 30, 2019, by and between UMB Bank, N.A., and Sanofi.

Exhibit 99.1	Press release dated October 31, 2019: Sanofi: Sanofi announces settlement agreement related to Contingent Value Rights (CVRs) Litigation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 31, 2019		SANOFI

	By	/s/ Alexandra Roger
	Name:	Alexandra Roger
	Title:	Head of Securities Law and Capital Markets